UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 31, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Terms of separation with Barclays Africa signed dated 31 May 2017

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 31, 2017

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 31, 2017

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

31 May 2017

TERMS OF SEPARATION WITH BARCLAYS AFRICA SIGNED

Barclays PLC ("Barclays", together with its subsidiary undertakings, the "Barclays Group") announced on 1 March 2016 that it intended, over a two to three-year period, to reduce its shareholding in Barclays Africa Group Limited ("BAGL") to a level which will permit Barclays to de-consolidate BAGL from a regulatory perspective and, prior to that, from an accounting perspective.

On 23 February 2017, Barclays announced as part of its 2016 results that the terms of the transitional services arrangements and the separation payments had been agreed with BAGL and submitted to relevant regulators as part of a request for approval for Barclays to sell down to below a 50 per cent holding in BAGL (the "Separation Arrangements"). Following the receipt by Barclays of the required regulatory approval to sell down from the Minister of Finance in South Africa, they have today entered into agreements governing the terms on which the separation will occur.

As announced on 23 February 2017, the separation terms include contributions from Barclays to BAGL totalling £765 million, of which £27.5 million was paid in December 2016, with the remainder to be paid over the period through to completion of any initial sale of the Barclays Group stake in BAGL to 50 per cent. or below (the "Initial Sell Down Date").  These funds will be used by BAGL to separate from the Barclays Group.  Further details are set out below.

In addition, Barclays will contribute the equivalent of 1.5 per cent. of BAGL's market capitalisation (equating to approximately £110 million based on BAGL's share price and GBP:ZAR exchange rate as at 30 May 2017) towards the establishment of a broad-based black economic empowerment scheme and expects to incur some additional operating expenses in respect of delivering the separation of the businesses.

As announced on 28 April 2017, it is estimated that the sell down of the Barclays Group's interest in BAGL will result in approximately 75bps accretion to the Barclays Group's CET1 ratio on regulatory deconsolidation, based on BAGL's share price and GBP:ZAR exchange rate as at 31 March 2017, after taking account of the separation costs referred to above.

The appendix to this announcement contains certain additional information about BAGL.

Terms of the Separation Arrangements

The Separation Arrangements include contributions from Barclays to BAGL totalling £765 million which are comprised of the following:

●          £515 million (at the 1 March 2017 GBP:ZAR exchange rate), to provide additional capital to BAGL to allow it to make investments required to achieve the separation, including in respect of technology, rebranding and other separation projects;

●          £55 million to cover separation-related expenses, of which £27.5 million was paid in 2016; and

●            £195 million for the termination of the existing Master Services Agreement between Barclays and BAGL which governs the provision of services by the Barclays Group to the BAGL subsidiaries acquired from Barclays in 2013 (the "MSA").

Under the Separation Arrangements, Barclays has agreed to indemnify BAGL against certain potential losses suffered by BAGL, including as a result of (i) the business of Barclays Group, untrue statements or omissions contained in any document issued by the Barclays Group in connection with any placing or marketing of BAGL shares under the proposed sell down of BAGL shares and any failure by any Barclays Group company to discharge any liability in respect of taxation for which the Barclays Group is primarily liable (the "Perimeter Indemnity"); or (ii) BAGL having adhered to any Barclays policy which is not compliant with the laws for which that policy was designed (the "Policy Indemnity").  Barclays' liability under the Perimeter Indemnity is uncapped and under the Policy Indemnity is capped at £614.7 million.

Subject to certain limited exceptions, the current intra-group arrangements between members of the Barclays Group and members of BAGL, including the MSA and the intra-group framework agreement (the "IGFA"), will terminate on the Initial Sell Down Date. The Separation Arrangements include a transitional services agreement (the "TSA") to replace the existing MSA and IGFA. The TSA will be effective from the Initial Sell Down Date. The term of the TSA will be determined by the timeframes specified for the individual services being provided, which range from three months to three years, subject to extension(s).

The Separation Arrangements also provide for a governance framework which will apply during the implementation of the separation. Certain protective covenants (including non-compete arrangements and non-solicit obligations) will apply to the Barclays Group, in respect of the countries BAGL operates in, from today until three years from the Initial Sell Down Date. These protective covenants are subject to certain agreed carve-outs and it is expected that Barclays and BAGL will continue to cooperate for the benefit of mutual clients, where appropriate.

The Separation Arrangements also include a Transitional Trade Mark Licence agreement (the "TTML"), which will be effective from the Initial Sell Down Date, to replace the existing trademark licence agreements between the Barclays Group and BAGL. The TTML allows BAGL to continue to use the Barclays brand for up to 12 months in South Africa and for up to three years in other BAGL territories, subject to limited exceptions.

Enquiries:

Barclays Investor Relations:
Kathryn McLeland +44 (0) 20 7116 4943

Barclays Media Relations:
Tom Hoskin +44 (0) 20 7116 4755

This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended and Section 27A of the Securities Act with respect to the Barclays Group. These statements are based on current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those contained in the forward-looking statements.

Factors which may impact the Barclays Group's future financial condition and performance are identified in the Barclays Group's filings with the US Securities and Exchange Commission (the "SEC") (including, without limitation, in the 2016 Annual Report on Form 20-F) which are available on the SEC's website at www.sec.gov.  Subject to Barclays' obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, Barclays does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

LEI Code: 213800LBQA1Y9L22JB70

Appendix

Information about BAGL

BAGL is a diversified financial services provider offering, in a number of countries in Africa, an integrated set of products and services across personal and business banking, credit cards, corporate and investment banking, wealth and investment management and insurance. BAGL is listed on the Johannesburg Stock Exchange.

As at 31 December 2016, BAGL had gross assets of approximately £64,960m1. BAGL's profit before tax for the year ended 31 December 2016 was approximately £1,114m2.

Details of Key Individuals for BAGL

The directors of BAGL and their functions are as follows:

Wendy Lucas-Bull	Barclays Africa Group Chairman and Independent Non-executive Director
Maria Ramos	Chief Executive Officer
David Hodnett	Deputy Chief Executive Officer
Peter Matlare	Deputy Chief Executive Officer
Jason Quinn	Financial Director
Mark Merson	Non-executive Director
Ashok Vaswani	Non-executive Director
Daniel Hodge	Non-executive Director
Trevor Munday	Lead Independent Director
René van Wyk	Independent Non-executive Director
Alex Darko	Independent Non-executive Director
Colin Beggs	Independent Non-executive Director
Francis Okomo-Okello	Independent Non-executive Director
Mohamed Husain	Independent Non-executive Director
Paul O'Flaherty	Independent Non-executive Director
Yolanda Cuba	Independent Non-executive Director
Daisy Naidoo	Independent Non-executive Director

1 Exchange rate GBP:ZAR of 16.95 as of 31 December 2016 (source: Bloomberg)

2 Average exchange rate GBP:ZAR of 19.46 as of 31 December 2016 (source: Bloomberg)

BAGL is currently overseen by an Executive Committee comprising:

Maria Ramos	Chief Executive Officer
David Hodnett	Deputy Chief Executive Officer (South African operations) and Head: Retail and Business Bank
Peter Matlare	Deputy Chief Executive Officer (Rest of Africa operations)
Jason Quinn	Financial Director
Arrie Rautenbach	Chief Risk Officer
Bobby Malabie	Group Executive: Marketing and Corporate Relations
Charles Russon	Chief Operating Officer
Charles Wheeler	General Counsel
Nomkhita Nqweni	Chief Executive: Wealth, Investment Management and Insurance
Sarah Louw	Chief Executive: Human Resources
Yasmin Masithela	Head of Compliance